LEGG                          Legg Mason Funds Management, Inc.
MASON                         100 Light Street, P.O. Box 17023
FUNDS                         Baltimore, MD 21297-0356
                              410-539-0000        800-822-5544

                              MEMBER NEW YORK STOCK EXCHANGE, INC./ MEMBER SIPC


February 25, 2005

FILED VIA EDGAR
---------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Dominic Minore, Esq.

      Re.:  Legg Mason Light Street Trust, Inc.
            1933 Act File No. 333-61525
            1940 Act File No. 811-08943

Ladies and Gentlemen:

      Legg Mason Light Street Trust, Inc. ("Registrant") filed Post-Effective Amendment No. 13 to its registration statement on Form N-1A on February 25, 2005, pursuant to Rule 485(b) under Regulation C of the Securities Act of 1933.

      In connection with this filing, the Registrant acknowledges that:

      1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

      2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    Sincerely,

                                    /s/Richard Wachterman
                                    ---------------------
                                    Name:  Richard Wachterman
                                    Title: Assistant Secretary